SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended June 30, 2004.

Or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to ________________.

Commission File number 333-85094
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION, LOCAL 69 - DIVISION I, SEIU, AFL-CIO

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY
FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION, LOCAL 69 - DIVISION I, SEIU, AFL-CIO

TABLE OF CONTENTS
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of June 30, 2004 and 2003	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended June 30, 2004	3

Notes to Financial Statements	4-10

Supplemental Schedules as of and for the Year Ended June 30, 2004

Form 5500, Schedule H, Line 4(i): Schedule of Assets (Held at End of Year)	11
Form 5500, Schedule H, Line 4(j): Schedule of Reportable Transactions	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Organization, Compensation, and Nominating Committee of the
Board of Directors of Dominion Resources, Inc. and to the Trustees and Participants of the
Thrift Plan of the Peoples Natural Gas Company for Employees Represented by United Gas Workers Union, Local 69 - Division I, SEIU, AFL-CIO.

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan of the Peoples Natural Gas Company for Employees Represented by United Gas Workers Union, Local 69 - Division 1, SEIU, AFL-CIO (the Plan) as of June 30, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended June 30, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2004 and 2003, and the changes in net assets available for benefits for the year ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

December 15, 2004

THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY
FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION,
LOCAL 69 - DIVISION I, SEIU, AFL-CIO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	June 30,
	2004	2003
Assets:
Investments
Corporate stock, common	$ 42,471,344	$ 50,426,628
Common/collective trusts	3,243,310	2,985,012
Mutual funds	7,483,077	6,160,107
Interest in Master Trusts	48,141,484	45,415,462
Loans to participants	554,621	503,444

Total investments	101,893,836	105,490,653

Receivables:
Interest and dividends	74	383
Contributions	126,000	17,469
Securities sold	99,508	38,609

Total receivables	225,582	56,461

Total Assets	102,119,418	105,547,114

Liabilities:
Payments for Investments Purchased	210,374	4,550

Net Assets Available for Benefits	$ 101,909,044	$ 105,542,564

The accompanying notes are an integral part of these financial statements.

THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY
FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION,
LOCAL 69 - DIVISION I, SEIU, AFL-CIO

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended June 30, 2004
Additions:
Investment income:
Dividend	$ 2,030,503
Interest	28,225
Net appreciation in fair value of investments	995,765
Master Trust investment income	2,594,258

Total investment income	5,648,751

Contributions:
Participant	2,093,570
Employer	1,235,027

Total additions	8,977,348

Deductions:
Benefits paid to participants	12,450,786
Administrative Expenses	51,015

Total deductions	12,501,801

Net decrease in net assets before transfer	(3,524,453)

Net transfer of participants' assets from the plan to other plans	(109,067)

Net decrease	(3,633,520)

Net assets available for benefits:
Beginning of year	105,542,564

End of year	$101,909,044

The accompanying notes are an integral part of these financial statements.

THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY
FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION,
LOCAL 69 - DIVISION I, SEIU, AFL-CIO

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Thrift Plan of the Peoples Natural Gas Company for Employees Represented by the United Gas Workers Union, Local No. 69 - Division I, SEIU, AFL-CIO (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. GENERAL - The Plan is a defined contribution plan covering union-eligible employees of Peoples Natural Gas Company (the Employer). The Employer is a wholly-owned subsidiary of Consolidated Natural Gas Company (the Company or CNG). CNG is a wholly-owned subsidiary of Dominion Resources, Inc. (Dominion). Custody of Plan assets resides with Mellon Bank, N.A., who also serves as the Plan's Trustee (Trustee). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee and employer contributions are made pursuant to the terms of the Plan and are held in funds administered by the Trustee under two declarations of trust; i.e., the Long-Term Thrift Trust and the Short-Term Thrift Trust (the Trusts).

The Trusts are maintained in accordance with the Plan's provision to provide for the custody and investment of employee and employer contributions.

b. CONTRIBUTIONS - Under the Plan, participants may contribute not less than 2% and not more than 50% of their earnings each pay period, in increments of 1%. The contributions are subject to applicable Internal Revenue Code (IRC) limitations. The Employer's matching contribution is based upon the participant's contribution rate and length of service. The following table summarizes the ranges of Employer matching contribution rates based on years of service.

Years of Service	Ranges of Company Match

Less than 20	0% to 5%
Between 20 to 30	0% to 7.5%
30 or more	0% to 10%

c. PARTICIPANT ACCOUNTS - Each participant's account includes the effect of the participant's contributions and withdrawals, as applicable, and allocations of the Company's contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Retiring participants may elect to receive an amount equal to their vested Long-Term Thrift Trust account balance either in a lump sum, annuity, or in installments. The lump sum or installment payment election is only available for those with accountant balances in excess of $5,000. For terminations other than retirements, participants can only receive their vested Long-Term Thrift Trust account balance as a lump sum distribution. Upon termination and retirement, participants can elect to receive their Short-Term Thrift Trust account balance as a lump sum distribution or as an annuity. The annuity election is only available to retiring participants with account balances in excess of $5,000.

d. PARTICIPANTS - Each union employee is eligible to participate in the Plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon enrollment in the Plan.

e. VESTING - Participants immediately vest in their contributions and earnings thereon. Participants vest in the Employer's matching contribution and related earnings after five years of credited service. Forfeited balances of terminated participants' non-vested accounts are used to reduce future employer contributions.

f. INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct contributions in any option (except the loan fund) in 1% increments totaling to 100%. Investment options are valued daily. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds. The Plan provides for employee and employer contributions to be invested in the following based on information contained in the funds' prospectus:

Short-Term Thrift Trust

(1) Interest in Master Trust:

Money Market Fund

Long-Term Thrift Trust

(1) Common Stock:

Dominion Stock Fund

(2) Interest in Master Trusts:

Certus Stable Value Fund (Certus Fund)

Diversified Equity Fund

(3) Mutual Funds:

Masterworks S&P 500 Stock Index Fund

Small Cap Value Fund

Euro Pacific Growth Fund

(4) Common/Collective Trusts:

Capital Guardian Balanced - Aggressive Growth

Capital Guardian Balanced - Conservative

Capital Guardian Balanced - Moderate

EB Mellon Total Return Fund

g. PARTICIPANT LOANS - Participants are eligible to secure loans against their plan account and repay the amount over a one to five-year period. The maximum loan amount is the least of;

    3 months base pay,

    50% of the vested account balance, or

    $50,000 (reduced by the maximum outstanding loan balance during the prior 12 months).

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans bear fixed interest at a rate commensurate with local prevailing rates at the time the loan is issued as determined by the Trustees.

Participants make repayments to the Plan on a monthly basis. Loan repayments, including interest, are deposited in the participant's account and invested in accordance with the participant's then current investment elections. Defaults result in a reclassification of the remaining loan balances as taxable distributions to the participants.

h. PAYMENTS OF BENEFITS - Distributions from the Plan are recorded on the valuation date when a participant's valid withdrawal request is processed by the recordkeeper. On termination of service, a participant may elect to receive either an amount equal to the value of the participant's vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant reaches age 70 1/2.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b.    VALUATION OF INVESTMENTS:

(1) Dominion Stock Fund - Investments in Dominion Common Stock are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the plan year.

(2) Investment in CNG Master Trust and Dominion Master Trust (Master Trusts) - The fair value of the Plan's interest in the Master Trusts is based on the beginning of the month value of the Plan's interest in the Master Trusts plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the Master Trusts, with the exception of guaranteed investment contracts held by the Certus Fund.

The Certus Fund invests primarily in guaranteed investment contracts, which are valued at contract value. Contract value represents contributions and income earned in the fund, less withdrawals and administrative expenses.

(3) Mutual Funds - Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(4) Common/Collective Trusts - Investments in common/collective trust funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank (or trust company) sponsoring such funds by dividing the fund's net assets by its units outstanding at the valuation dates.

c. INVESTMENT INCOME - Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recognized on the ex-dividend date. Dividends received on all shares of company stock are reinvested in additional shares of Dominion Common Stock.

Diversified Equity Fund units of the Long-Term Thrift Trust are prorated to participants based on the unit value calculated at the end of each day.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net appreciation in the fair value of investments from mutual fund and common/collective trust holdings includes dividend and interest income and realized and unrealized appreciation and depreciation.

d. EXPENSES - The Plan's expenses are accrued as incurred and paid by the Plan or the Company, as provided by the Plan document.

e. USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

f.   CONCENTRATION OF INVESTMENTS - Included in the Plan's net assets available for benefits at June 30, 2004 and 2003, are investments in Dominion Common Stock amounting to approximately $42 million and $50 million, respectively, whose value could be subject to change based upon market conditions.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	June 30,
	2004	2003

Interest in Certus Fund	$44,009,211	$41,615,386
Dominion Stock Fund	42,471,344	50,426,628

From July 1, 2003 through June 30, 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $995,765 as follows:

Investments at Fair Value:

Mutual Funds	$ 1,260,884
Corporate Stock, Common	(702,778)
Investments at Estimated Fair Value:
Common/Collective Trusts	437,659

Total	$ 995,765

4. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

5. PLAN INTEREST IN THE DOMINION AND CNG MASTER TRUSTS

CNG Master Trust - A portion of the Plan's investments are in a Master Trust, which was established for the investment of assets of the Plan and the thrift plans of other subsidiaries of CNG. Mellon Bank, N.A., as Trustee of the funds, holds the assets of the Master Trust. Each participating thrift plan has an undivided interest in the CNG Master Trust As of June 30, 2004 and 2003, the Plan's interest in the net assets of the CNG Master Trust was 100%.

The following table presents the value of the undivided investments (and related investment income) in the CNG Master Trust.
	June 30,
	2004	2003

Diversified Equity Fund	$ 3,980,191	$ 3,608,406
Money Market Fund	152,082	191,670

Total	$ 4,132,273	$ 3,800,076

Investment income for the CNG Master Trust is as follows:
Year Ended June 30, 2004

Interest	$ 6,740
Dividends	58,065
Net appreciation in fair value of investments	586,624

Total	$ 651,429

Dominion Master Trust - The Plan's investment in the Certus Fund is held in a Master Trust which was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. Mellon Bank, N.A., holds the assets of the Master Trust. The Certus Fund is the sole investment held by the Plan in the Dominion Master Trust. At both June 30, 2004 and June 30, 2003, the Plan's interest in the net assets of the Certus Fund was approximately 7%. Investment income and administrative expenses relating to the Certus Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the value of the undivided investments (and related investment income) in the Certus Fund:

	June 30,
	2004	2003

Guaranteed Investment Contracts (contract value)	$ 565,421,997	$ 539,045,632
Registered Investment Companies	10,714,250	10,193,484
Short-term Investment Fund	12,832,455	46,466,686
Interest Receivable	2,218,386	--
Payables	(151,097)	(6,072,395)
Total	$ 591,035,991	$ 589,633,407

Investment income for the Certus Fund is as follows:
Interest	$ 27,523,883
Net appreciation in fair value of investments	263,236
Total	$ 27,787,119

The aggregate fair value of the investment contracts and short-term investments of the Certus Fund at June 30, 2004 and 2003 was $598,609,862 and $621,371,441. The crediting interest rate on June 30, 2004 and 2003 was estimated at approximately 5% for the years ended June 30, 2004 and 2003. The average annual return for the Certus Fund on June 30, 2004 and 2003 was approximately 5% and 6%, respectively. The average duration of investment contracts within the Certus Fund was 3.06 years at June 30, 2004.

     6. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 12, 2003, that the Plan was designed in accordance with applicable Internal Revenue Code requirements. The Company and Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

  SUBSEQUENT EVENT

A new collective bargaining agreement between the Company and the United Gas Workers Union Local 69 - Division I, UWUA, AFL-CIO was adopted June 10, 2004. A summary of the significant changes to the Plan resulting from the collective bargaining agreement is presented below. These changes will be reflected as a plan amendment effective January 1, 2006.

Plan Name Change

Dominion Peoples Gas Union Savings Plan

Allowable Employee Contributions

2% - 15% of compensation on a pre-tax basis

2% - 20% of compensation on an after-tax basis

2% - 20% of compensation on a combination of pre-tax or after-tax basis

Company Match

Less than 20 years of service-50% match (up to 3% of compensation)

20 or more years of service-66.7% match (up to 4% of compensation), company match is invested in the Dominion Stock Fund

Investment Options

There are 14 investment funds that offer a wide range of investment choices. Employees may allocate their assets among the following investment options:
Certus Stable Value Fund	Large Cap Value Fund
EB Mellon Total Return Fund	Dresdner Large Cap Growth Fund
Capital Guardian Balanced - Conservative	Small Cap Value Fund
Capital Guardian Balanced - Moderate	Small Cap Growth Fund
Capital Guardian Balanced - Aggressive Growth	Euro Pacific Growth Fund
Mellon S&P 500 Index Daily Fund	Real Estate Fund
Wilshire 4500 Index Fund	Dominion Stock Fund

THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY
FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION, LOCAL 69 - DIVISION I, SEIU, AFL-CIO

SUPPLEMENTAL SCHEDULE AS OF JUNE 30, 2004
FORM 5500, SCHEDULE H, LINE 4(i): SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Description	Value

Dominion Resources, Inc., Common Stock*	$ 42,471,344

Interest in Master Trusts
Diversified Equity Fund	3,980,191
Money Market Fund	152,082
Certus Stable Value Fund	44,009,211
48,141,484

Common/Collective Trusts
EB Mellon Total Return Fund	433,552
EB Temporary Investment Fund	22,520
Capital Guardian Balanced - Conservative	137,556
Capital Guardian Balanced - Moderate	612,134
Capital Guardian Balanced - Aggressive Growth	2,037,548
3,243,310

Mutual Funds
Masterworks S&P 500 Stock Index Fund	4,241,615
Euro Pacific Growth Fund	1,451,029
Small Cap Value Fund	1,790,433
7,483,077

Loans to Participants	554,621

Total Assets Held for Investment	$ 101,893,836

* Permitted party-in-interest

THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY
FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION, LOCAL 69 - DIVISION I, SEIU, AFL-CIO

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED JUNE 30, 2004
FORM 5500, SCHEDULE H, LINE 4(j): SCHEDULE OF REPORTABLE TRANSACTIONS

Single Transactions in Excess of Five Percent of Plan Assets

There are no reportable transactions

Series of Transactions in Excess of Five Percent of Plan Assets
Shares/ Par Value	Security Description	Transaction Expense	Cost of Purchases	Proceeds From Sales	Costs of Assets Disposed	Gain/ (Loss)
174,326	Dominion Res. Inc. Common Stock*	$ -	$ 10,823,296	$ -	$ -	$ -
278,516	Dominion Res. Inc. Common Stock*	$ -	$ -	$17,623,803	$13,411,904	$4,211,899
8,914,662	EB Temporary Invt FD	$ -	$ 8,914,662	$ -	$ -	$ -
8,903,672	EB Temporary Invt FD	$ -	$ -	$ 8,903,672	$ 8,903,672	$ -
* A party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION, LOCAL 69 - DIVISION I, SEIU, AFL-CIO (name of plan)

December 20, 2004	/s/ Steven A. Rogers Steven A. Rogers Dominion Resources, Inc. Administrative Benefits Committee